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                     UNITED STATES             OMB Number:  3235-0145
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                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                     (Amendment No. 3)*


               Nobel Education Dynamics, Inc.
                      (Name of Issuer)
               Common Stock, $0.001 Par Value
               (Title of Class of Securities)

                          65488410
                       (CUSIP Number)
         Lisel M. Mittelholzer, Testa, Hurwitz & Thibeault,
             125 High Street, Boston, MA (617) 248-7785
     (Name, Address and Telephone Number of Person Authorized
              to Receive Notices and Communications)
                      December 18, 1995
   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                        SCHEDULE 13D

CUSIP NO. 65488410                               Page 2 of 3 Pages
______________________________________________________________________
1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Martin G. Chilek        ###-##-####
______________________________________________________________________
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) ___
                                                             (b) ___
______________________________________________________________________
 3   SEC USE ONLY

______________________________________________________________________
 4   SOURCE OF FUNDS*

     N/A
______________________________________________________________________
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    ___
     PURSUANT TO ITEMS 2(d) or 2(e)
______________________________________________________________________
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
______________________________________________________________________
                7   SOLE VOTING POWER

  NUMBER OF                0
   SHARES    _________________________________________________________
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY
    EACH                   less than five (5) percent
  REPORTING  _________________________________________________________
    EACH        9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                   0
             _________________________________________________________
               10   SHARED DISPOSITIVE POWER
                           less than five (5) percent
______________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          less than five (5) percent
______________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      ___
     CERTAIN SHARES*
______________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          less than five (5) percent
______________________________________________________________________
14   TYPE OF REPORTING PERSON *

          IN
______________________________________________________________________
            *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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                                              Page 3 of 3 Pages


Item 1.  Security and Issuer.

     (a)  This statement relates to common stock par value
          $.001 per share of Nobel Education Dynamics, Inc., a Delaware corporation (the "Issuer").

     (b) The principal executive offices of the Issuer are located at Rosetree Corporate Center II, 1400
          Providence Road, Suite 3055, Media, PA 19063.

Item 2.  Identity and Background.

     (a) This statement is being filed by Martin G. Chilek (the "Reporting Person"). This is an amendment to Amendment No. 2 of Schedule 13D filed electronically by the Reporting Person and others on August 29, 1995 ("Amendment No. 2").

     (b)  The residence of the Reporting Person is 100 Foxcroft
          Drive, Doylestown, PA 18901.


Item 5.  Interest in Securities of the Issuer.

     (e) The Reporting Person ceased to be a beneficial owner of more than five percent of the class of securities of the Issuer on December 18, 1995.


     In all other material respects, the facts set forth in Amendment No. 2 remain true, complete and correct as of the date hereof.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 11, 1996                   /s/  Martin G. Chilek
      Date                         Martin G. Chilek